SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CELL GENESYS, INC.

(Name of Issuer)

CELL GENESYS, INC.

(Name of Filing Person (Offeror and Issuer))

3.125% Convertible Senior Notes due 2011

(Title of Class of Securities)

150921AA2

150921AB0

(CUSIP Numbers of Class of Securities)

STEPHEN A. SHERWIN, M.D.

Chairman of the Board and Chief Executive Officer

500 Forbes Boulevard

South San Francisco, California 94080

(650) 266-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

SAMUEL ZUCKER, Esq. O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, CA 94025-7019 (650) 473-2600	ERIC C. SIBBITT, Esq. O’Melveny & Myers LLP 2 Embarcadero Center, 28th Floor San Francisco, CA 94111-3823 (415) 984-8700

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$32,000,000	$1,258

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of $80,000,000 aggregate principal amount of the outstanding 3.125% Convertible Senior Notes due 2011, at the maximum tender offer price of $400 per $1,000 principal amount.
**	$39.30 per million dollars of transaction value, in accordance with Rule 0-11(b) and Fee Rate Advisory No. 6 for fiscal year 2008.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to the offer by Cell Genesys, Inc., a Delaware corporation (“Cell Genesys” or the “Company”), to purchase up to $80,000,000 aggregate principal amount of its outstanding 3.125% Convertible Senior Notes due 2011 (the “Notes”) at a price not greater than $400 nor less than $320 per $1,000 principal amount, plus accrued and unpaid interest thereon up to, but not including, the date of purchase with the purchase price to be determined by the “Modified Dutch Auction” procedure described in the Offer to Purchase, dated November 7, 2008 (the “Offer to Purchase”). The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

All of the information set forth in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below:

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under the caption “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer of the Notes is Cell Genesys, Inc. The address of the Company’s principal executive offices is 500 Forbes Blvd., South San Francisco, California 94080. Its telephone number is (650) 266-3000.

(b) Securities. The information set forth under the caption “Description of the Notes” in the Offer to Purchase is incorporated herein by reference. As of the date hereof, there was approximately $118.7 million aggregate principal amount of the Notes outstanding.

(c) Trading Market and Price. The information set forth under the caption “Market and Trading Information” in the Offer to Purchase is incorporated herein by reference. The Notes are not listed on any national or regional securities exchange or authorized to be quoted on any inter-dealer quotation system of any national securities association.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The Company is the filing person. The business address and business telephone number of the Company are set forth under Item 2(a) above. The information set forth under the caption “Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Notes” in the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “The Offer” is incorporated herein by reference.

(b) Purchases. To the best of our knowledge, we will not purchase any Notes from any of our executive officers, directors or affiliates.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Issuer’s Securities. The information set forth under the caption “Description of the Notes” and the documents and information referred to under the caption “Incorporation of Documents by Reference” in the Offer to Purchase are incorporated herein by reference. The Company has entered into the following agreements in connection with the Notes:

•	Indenture, dated as of October 20, 2004, between the Company and U.S. Bank National Association, as Trustee; and

•	Resale Registration Rights Agreement, dated as of October 20, 2004, among the Company and J.P. Morgan Securities and Lehman Brothers, Inc., as representatives of the initial purchasers.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth under the caption “Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b) Use of Securities Acquired. Any Notes accepted for purchase by the Company pursuant to the Offer will be canceled.

(c) Plans. We have no commitments to consummate any acquisition or other extraordinary transaction (other than the Offer) at this time, but we are currently exploring strategic alternatives, including a merger with or acquisition by another company, further restructuring of the Company and allocation of our resources toward other biopharmaceutical product areas, or the sale of the Company’s assets and liquidation of the Company.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. We will use funds from cash on hand to consummate the Offer. As of October 31, 2008, we had approximately $123 million in cash. Assuming that we purchase $80,000,000 aggregate principal amount of outstanding Notes pursuant to the Offer at the maximum purchase price of $400 per $1000 principal amount, we will require $32,000,000 to consummate the Offer.

(b) Conditions. We will use funds from cash on hand to consummate the Offer. We have no alternative financing arrangements or alternative financing plans.

(d) Borrowed Funds. None.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a) Securities Ownership. To the best of our knowledge, neither the Company, nor any of our executive officers, directors or affiliates, has any beneficial interest in the Notes.

(b) Securities Transactions. To the best of our knowledge, during the 60 days preceding the date of this Schedule TO, none of our executive officers, directors or affiliates have engaged in any transactions in the Notes.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth under the captions “Summary Term Sheet,” “The Dealer Manager, Information Agent and Depositary,” “Solicitation” and “Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

The Company does not believe it is required to include financial information due to the fact that this information is not material to holders of Notes because, among other reasons, the consideration offered consists solely of cash, the offer is not subject to any financing condition, and the Company is a public reporting company that files reports electronically through EDGAR.

ITEM 11.	ADDITIONAL INFORMATION.

The documents and information referred to under the caption “Incorporation of Documents by Reference” in the Offer to Purchase are incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(i)	Offer to Purchase, dated November 7, 2008.

(a)(1)(ii)	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)(i)	Press Release, dated November 7, 2008.

(d)(1)	Indenture, dated as of October 20, 2004, between Cell Genesys, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 filed with the Company’s Registration Statement on Form S-3 (Reg. No. 333-121732), filed with the SEC on December 29, 2004).

(d)(2)	Resale Registration Rights Agreement, dated as of October 20, 2004, among Cell Genesys, Inc. and J.P. Morgan Securities and Lehman Brothers, Inc., as representatives of the initial purchasers (incorporated by reference to Exhibit 10.1 filed with the Company’s Registration Statement on Form S-3 (Reg. No. 333-121732), filed with the SEC on December 29, 2004).

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CELL GENESYS, INC.

/s/ Stephen A. Sherwin
Stephen A. Sherwin, M.D.
Chairman of the Board and Chief Executive Officer

Date: November 7, 2008

Index to Exhibits

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated November 7, 2008.

(a)(1)(ii)	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)(i)	Press Release, dated November 7, 2008.

(d)(1)	Indenture, dated as of October 20, 2004, between Cell Genesys, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-3 (Reg. No. 333-121732), filed with the SEC on December 29, 2004.

(d)(2)	Resale Registration Rights Agreement, dated as of October 20, 2004, among Cell Genesys, Inc. and J.P. Morgan Securities and Lehman Brothers, Inc., as representatives of the initial purchasers (incorporated by reference to Exhibit 10.1 filed with the Company’s Registration Statement on Form S-3 (Reg. No. 333-121732), filed with the SEC on December 29, 2004).